Exhibit 99.80

NEWS RELEASE

CARBON STREAMING ANNOUNCES FIRST CARBON CREDIT
STREAM INVESTMENT INTO A BLUE CARBON PROJECT

TORONTO, ONTARIO, May 17, 2021 – Carbon Streaming Corporation (“CSC” or the “Company”) is pleased to announce its first carbon credit streaming investment. CSC has agreed to invest US$6 million to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat. The project is anticipated to be one of the largest blue carbon conservation projects in the world and once implemented will reduce estimated emissions by 26 million tonnes of carbon dioxide equivalent (CO2e) over 30 years by conserving and sustainably managing approximately 22,000 hectares of mangroves and 137,000 hectares of its marine environment across Baja’s largest mangrove forest.

Magdalena Bay is home to Baja’s largest mangrove forest which creates an incredibly diverse and unique ecosystem. It is known for its pristine habitat and is home to a large diversity of sharks, whales and a variety of other species, including multiple species which are listed as endangered. The Mexican State of Sinaloa has undergone significant deforestation of mangroves due to intensive shrimp farming and the MarVivo project intends to prevent the same from occurring in Magdalena Bay. The project plans to limit deforestation, promote wildlife conservation and generate unique benefits for the local communities. The REDD+ framework developed by the United Nations Framework Convention on Climate Change (UNFCCC) will be used to define the project and it is anticipated to be certified through the Verified Carbon Standards (VCS) administered by Verra, an international institution based in Washington D.C. that manages carbon credit standards, so that “blue carbon” credits may be generated.

Blue carbon refers to carbon stored in coastal and marine ecosystems, major sources for sequestering and storing carbon. According to the National Oceanic and Atmospheric Administration of the United States (NOAA), mangroves and coastal wetlands annually sequester carbon at a rate of up to ten times greater than mature tropical forests. They also tend to store carbon for a longer period of time as much of the carbon is stored below water in organic-rich sediment or peat, which is why investment in innovative blue carbon projects like the MarVivo Blue Carbon Conservation Project represent a critical step in solving the climate emergency.

MarVivo Stream Investment Highlights:

●	US$2.0 million initial investment into MarVivo Corporation, paid in cash on closing, followed by four separate US$1.0 million investments at specific project milestones during development, implementation, validation and verification by Verra. These investments will be funded by the Company’s cash-on-hand. Closing is conditional on completion of customary conditions precedent.

●	Each year, CSC will have the right to purchase the greater of 200,000 credits or 20% of the annual verified carbon credits from the MarVivo Blue Carbon Project.

●	CSC will make ongoing payments to MarVivo Corporation equal to 40% of CSC’s net revenue from the sale of the carbon credits from the project.

●	The MarVivo Stream agreement will run for a term of 30 years starting on date of the first delivery of carbon credits, which is expected to occur in H1 2023.

The total investment of US$6.0 million into the MarVivo Blue Carbon Conservation Project is expected to fully fund initial project development and implementation costs, which include a significant investment by MarVivo Corporation into the local community to support local businesses, provide employment opportunities and develop a local eco-tourism management plan with the local communities. In addition, the project developers, Mexico’s National Commission for Protected Natural Areas (CONANP), government partners and local communities have committed to seek World Heritage Status for the area due to its unique nature.

Once the MarVivo Blue Carbon Conservation Project is fully validated and verified, it is expected to provide approximately US$2 million in direct annual benefits to the local communities. These funds will provide much needed support to address poverty, one of the main drivers of deforestation, and create new economic opportunities like eco-tourism and sustainable sea scallop farming. The project will further support conservation efforts in Magdalena Bay, a global diversity hotspot known for its pristine habitat and significant bio-diversity.

Justin Cochrane, President & CEO of the Company stated, “We couldn’t be more excited to announce our first carbon credit streaming investment into a blue carbon project that we anticipate will protect one of North America’s largest mangrove forests and its associated marine environment while also supporting the local communities of San Carlos and Lopez Mateos. This carbon credit stream investment perfectly aligns with our investment philosophy of being a true impact investment while also having the potential to generate significant returns for our shareholders.” Mr. Cochrane continued, “The MarVivo Blue Carbon Conservation Project is being developed by a highly-experienced team, led by Todd Lemons and Jim Procanik who also developed the world-class Rimba Raya carbon and biodiversity project in Borneo, Indonesia which is one of the largest and oldest REDD+ carbon projects in the world.”

More information on the MarVivo Blue Carbon Conservation Project can be found on the project’s website at https://marvivo.earth

CSC was advised by Carbon Advisors LLC and Stikeman Elliott LLP acted as legal counsel to CSC. Blake, Cassels & Graydon LLP acted as legal counsel to MarVivo Corporation.

About the MarVivo Blue Carbon Conservation Project

The MarVivo Blue Carbon Conservation Project is being developed by Fundación MarVivo Mexico, A.C. and MarVivo Corporation in partnership with Mexico’s National Commission for Protected Natural Areas (CONANP). The non-profit groups Fins Attached, NAKAWE Project and Migamar, as well as the local communities of San Carlos (population ~5,000) and Lopez Mateos (population ~3,000), are also involved in the project. It is anticipated that the project will be certified through the Verified Carbon Standard (VCS), the Climate, Community & Biodiversity Standard (CCB) and the Sustainable Development Verified Impact Standard (SD VISta), all of which are administered by Verra.

About Carbon Streaming Corporation

Carbon Streaming Corporation is a unique ESG principled investment vehicle that will offer investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. The Company intends to invest capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

“Justin Cochrane”

Justin Cochrane, President and CEO

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward- looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements regarding closing of the carbon credit stream transaction, statements and figures with respect to the development, implementation, validation and verification of carbon projects; statements and figures with respect to the generation of local community benefits; statements with respect to the conservation and protection of mangroves, forestry and marine environments; statements with respect to the annual creation of carbon credits; and, statements with respect to the business and assets of the Company and its strategy going forward. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

No securities regulatory authority has either approved or disapproved of the contents of this news release.